82-7711

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Fosters Brewing Group

SUPPL

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,854,335	650,000
4	Total consideration paid or payable for the shares	$72,210,993	$3,055,910

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.75 date: 28-Jun-04 lowest price paid: $4.33 date: 6-Apr-04	highest price paid: $4.73 lowest price paid: $4.69 highest price allowed under rule 7.33: $4.95

Dlw 8/26

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	183,495,665

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26-Jul-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Maxwell Gilbert Ould
Date of last notice	3 February 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 April 2004
No. of securities held prior to change	26,255
Class	Ordinary Shares
Number acquired	525
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.37
No. of securities held after change	26,780
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 26 July 2004

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	16,504,335	300,000
4	Total consideration paid or payable for the shares	$75,266,903	$1,399,973

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.67 Lowest price paid: $4.65 Highest price allowed under rule 7.33: $4.95

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	183,195,665

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27-Jul-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	16,904,335	1,000,000
4	Total consideration paid or payable for the shares	77,130,126	4,615,000

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.63 Lowest price paid: $4.60 Highest price allowed under rule 7.33: $4.87

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	182,095,665

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 03-Aug-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	17,904,335	800,000
4	Total consideration paid or payable for the shares	81,745,126	3,684,880

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.63 Lowest price paid: $4.60 Highest price allowed under rule 7.33: $4.86

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	181,295,665

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 04-Aug-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	18,704,335	462,000
4	Total consideration paid or payable for the shares	85,430,006	2,134,440

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.62 Lowest price paid: $4.62 Highest price allowed under rule 7.33: $4.86

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	180,833,665

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 05-Aug-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,166,335	49,302
4	Total consideration paid or payable for the shares	$87,564,446	$228,268

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.63 Lowest price paid: $4.63 Highest price allowed under rule 7.33: $4.86

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	180,784,363

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 06-Aug-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,215,637	1,650,000
4	Total consideration paid or payable for the shares	87,792,714	$7,610,295

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.64 Lowest price paid: $4.61 Highest price allowed under rule 7.33: $4.86

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	179,134,363

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 07-Aug-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

9 August 2004

Restatement of 2003 Financial Comparative Data

Foster's Group Limited (Foster's) today released details of certain restatements to revenue and return on capital employed (ROCE) calculations for the results as reported for the full year ended 30 June 2003.

The revisions relate primarily to:

- A reclassification of non-alcoholic beverages within CUB from net sales revenue to other operating revenue (which occurred at the half year);
- Adjustment for discontinuing business (ALH); and
- Reclassification of FBI net sales revenue.

Foster's full year 30 June 2004 results will be released on Tuesday, 24 August 2004.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investment Market
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829

Foster's Group Limited
F03 Financial Results – Restated Comparatives

Revenue Summary

12 months ended 30 June	2003 Published Format $m	2003 Revised Format $m	Refer to Note
Carlton & United Beverages	1,776.4	1,659.3	1
Australian Leisure and Hospitality	894.6	-	2
Intra-division sales	(96.5)	-	3
Carlton and United Breweries	2,574.5	1,659.3	
International Beer	172.7	192.3	4
Royalties	40.9	40.9	
Total Beer	2,788.1	1,892.5	1, 4
Trade	1,313.1	1,313.1	
Clubs	409.2	409.2	
Services	270.1	270.1	
Intra-division sales	(38.5)	(38.5)	
Total Wine	1,953.9	1,953.9	
Inter-segment sales	(10.5)	(10.5)	
Net Sales Revenue – continuing	4,731.5	3,835.9	1, 4
Discontinued operations			
Australian Leisure and Hospitality		894.6	2
Inter-segment sales		(92.7)	3
Net Sales Revenue	4,731.5	4,637.8	1, 4
Other operating revenue – continuing		586.0	1
Other operating revenue – discontinuing		42.4	2
Inter-segment sales		(3.8)	3
Other operating revenue	511.3	624.6	1, 3
Total Operating Revenue	5,242.8	5,262.4	4

Foster's Group Limited
F03 Financial Results – Restated Comparatives

Notes

1. Revenue of $117.1 million comprising non-alcoholic beverage income mainly from the Capital Liquor business, Cascade soft drinks and non-alcoholic products previously acquired as part of the BCB Beverages business has been transferred from 'net sales revenue' disclosure to 'other operating revenue'.

2. The Australian Leisure and Hospitality business was disposed in November 2003 and has been separately disclosed as a discontinued operation.

3. In accordance with the revenue movements in Notes 1 and 2, intra-division beer sales of $96.5 million have been disclosed to eliminate $92.7 million against discontinued operations and $3.8 million against other operating revenue.

4. International beer has reclassified $19.6 million of import duty tax from net sale revenue to cost of sales. This reclassification increases total operating revenue from the $5,242.8 million as reported at 30 June 2003 to $5,262.4 million.

Foster's Group Limited
F03 Financial Results – Restated Comparatives

EBITAS Return on Capital Employed (ROCE) %		
12 months ended 30 June	2003 Published Format %	2003 Revised Format %
Carlton & United Beverages	29.9	29.6
International Beer	17.5	17.2
Trade	8.2	8.1
Clubs	9.3	9.3
Services	19.4	19.1
Total Wine	8.7	8.6
Property	18.2	18.3

Return on capital employed (ROCE) is calculated as earnings before interest, tax, amortisation, significant items and SGARA (EBITAS) on average capital employed (using a 13 point average). ROCE has been restated to exclude tax balances from average capital employed.

In F03 Foster's formed a consolidated group for income tax purposes with each of its wholly owned Australian resident subsidiaries. Foster's now recognises all tax assets and liabilities related to the Australian consolidated group. For consistent treatment across global operations, tax balances have been excluded from average capital employed (and hence the ROCE calculation) of all operating divisions.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

9 August 2004

Foster's On-market Share Buy Back

Foster's Group Limited (Foster's) today advised that its on-market share buy back activities will be temporarily suspended, in accordance with appropriate disclosure practices, in the period leading up to Foster's full year results, to be announced on 24 August 2004.

It is Foster's intention to suspend its buy-back activities from close of trading on 9 August 2004 and to re-commence buy-back activities from 25 August 2004 as market conditions permit.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investment Market
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	20,865,637	1,000,000
4	Total consideration paid or payable for the shares	$95,403,010	$4,559,642

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.75 date: 28-Jun-04 lowest price paid: $4.33 date: 6-Apr-04	highest price paid: $4.56 lowest price paid: $4.55 highest price allowed under rule 7.33: $4.85

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	178,134,363

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10-Aug-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==